TRANSMISSÃO
PAULISTA

FINANCIAL STATEMENTS

AS OF JUNE 30, 2006

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista (the "Company"), consisting of the balance sheet as of June 30, 2006, the related statement of income for the quarter and semester then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. As described in Note 8, on June 30, 2006, the National Electric Power Agency (ANEEL) published Resolution No. 355 adjusting the Company's revenues for the period from July 1, 2006 to June 30, 2007, based upon ANEEL Technical Note No. 224, which revised ANEEL's understanding of PIS and COFINS (taxes on revenues) taxation for electric power transmission concessionaires. The result of applying said Technical Note is that the Company's revenues from agreements made prior to October 31, 2003 should be subject to PIS and COFINS at the total rate of 3.65% instead of 9.25% adopted until May 31, 2006. Thus, the regulatory asset recorded by the Company should be reduced and the Company will have the right to offset PIS and COFINS overpaid beginning February 2004. The Company did not record these effects in the financial statements as of June 30, 2006, since the tax credits are being verified, in accordance with Federal Revenue Service Regulatory Instruction No. 658, of July 4, 2006, which is applicable to this matter.

4. Based on our special review, except for the effects of the matter described in paragraph 3, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

5. As described in Note 25, in accordance with a decision rendered by the 49th Labor Court of São Paulo, in September 2005, Fundação CESP started to process pension plan benefit payments ruled by State Law No. 4,819/58, using funds passed through by the Company, in the manner adopted until December 2003. In January 2006, the Attorney-General of the State of São Paulo expressed the opinion that the State government's responsibility is restricted to the State constitutional limits determined for payment of pension plan benefits. Since then, the State government has disallowed part of the funds passed through to the Company. The Company's management, supported by its legal counsel, understands that the payment of benefits related to this pension plan is the State government's responsibility; consequently, no obligation related to this plan is recorded in the Company's financial statements.

6. We had previously reviewed the balance sheet as of March 31, 2006 and the statement of income for the quarter and semester ended June 30, 2005, presented for comparative purposes, and issued unqualified review reports thereon, dated April 28, 2006 and August 5, 2005, respectively.

7. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, August 4, 2006

Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Maurício Pires de Andrade Resende
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BALANCE SHEETS AS OF JUNE 30, 2006 AND MARCH 31, 2006 - UNAUDITED

(In thousands of Brazilian reais – R$)

	06/30/06	03/31/06
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents		
Cash and banks	2.941	937
Temporary cash investments	479.627	589.664
	482.568	590.601
Accounts receivable		
Consumers, concessionaires and permittees	162.107	159.814
Inventories	35.178	35.963
Accounts receivable – São Paulo State Finance Department	56.205	49.661
Allowance for doubtful accounts	(1.079)	(1.079)
Recoverable taxes	13.892	13.880
Escrow deposits	3.482	3.384
Other	15.348	11.897
	285.133	273.520
Prepaid expenses	1.862	3.316
	769.563	867.437
LONG-TERM ASSETS		
Accounts receivable		
Accounts receivable – São Paulo State Finance Department	114.287	112.600
Sale of assets and rights	70.496	70.496
Allowance for doubtful accounts	(72.714)	(72.714)
Deferred income and social contribution taxes	113.123	112.577
Escrow deposits	65.090	64.391
Other	3.494	3.494
	293.776	290.844
Prepaid expenses		
Regulatory assets - COFINS/PIS	93.653	100.556
	387.429	391.400
PERMANENT ASSETS		
Investments		
Tax incentives - FINAM (Amazon Investment Fund)	851	851
Allowance for losses - Ferronorte	(851)	(851)
	-	-
Property, plant and equipment		
In service	5.770.802	5.704.722
Accumulated depreciation	(2.625.335)	(2.588.927)
	3.145.467	3.115.795
In progress	618.841	560.415
	3.764.308	3.676.210
Special liabilities	(15.866)	(15.866)
	3.748.442	3.660.344
TOTAL ASSETS	4.905.434	4.919.181

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BALANCE SHEETS AS OF JUNE 30, 2006 AND MARCH 31, 2006 - UNAUDITED

(In thousands of Brazilian reais – R$)

	06/30/06	03/31/06
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Suppliers	53.079	51.513
Taxes payable	53.177	63.215
Loans, financing and debt charges	57	9.948
Regulatory charges - RGR (Global Reserve for Reversion Quota)	5.154	5.819
Accrued liabilities	42.498	44.286
Payroll and related charges	13.334	12.088
Accounts payable - Fundação CESP	9.220	9.048
Interest on capital/dividends	51.478	1.244
Declared dividends	-	97.300
Other	21.399	23.175
	249.396	317.636
LONG-TERM LIABILITIES		
Loans and financing	611	623
Accounts payable - Fundação CESP	223.291	223.772
Deferred income tax	16.374	16.374
Reserve for contingencies	265.826	264.220
Accrued taxes	38.524	38.524
Special liabilities - reversal/amortization	24.053	24.053
Other	10.909	10.469
	579.588	578.035
DEFERRED INCOME	108.988	113.234
SHAREHOLDERS' EQUITY		
Capital	462.000	462.000
Capital reserves	2.592.369	2.592.369
Profit reserves	178.572	179.257
Retained earnings	733.855	675.984
	3.966.796	3.909.610
Funds for capital increase	666	666
	3.967.462	3.910.276
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	4.905.434	4.919.181

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

STATEMENTS OF INCOME
FOR THE QUARTERS AND SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2005 - UNAUDITED

(In thousands of Brazilian reals – R$)

	04/01/06 to 06/30/06	01/01/06 to 06/30/06	04/01/05 to 06/30/05	01/01/05 to 06/30/05
GROSS OPERATING REVENUES				
Electricity network usage charges	341.955	674.600	292.746	604.074
Other revenues	3.446	7.233	2.766	8.575
	345.401	681.833	295.512	612.649
DEDUCTIONS FROM OPERATING REVENUE				
Global Reserve for Reversion Quota (RGR)	(8.348)	(16.695)	(7.893)	(15.787)
COFINS (tax on revenue)	(20.909)	(46.156)	(22.294)	(48.245)
PIS (tax on revenue)	(4.538)	(10.019)	(4.840)	(10.040)
Regulatory asset - Recognition	12.607	31.058	34.627	34.627
Regulatory asset - Realization	(19.509)	(38.444)	-	-
ISSQN (service tax)	(42)	(79)	(56)	(129)
	(40.739)	(80.335)	(456)	(37.574)
NET OPERATING REVENUES	304.662	601.498	295.056	575.075
OPERATING EXPENSES				
Personnel	(84.885)	(164.846)	(78.455)	(154.344)
Materials	(5.595)	(10.998)	(6.614)	(13.762)
Outside services	(23.203)	(50.186)	(22.123)	(39.662)
Depreciation	(42.283)	(84.478)	(42.555)	(84.457)
Concession regulatory charges	(20.884)	(39.530)	(9.087)	(20.925)
Reserve for contingencies	(1.606)	(11.424)	(4.233)	(19.243)
Other expenses	(7.761)	(18.832)	(9.184)	(19.408)
	(186.217)	(380.294)	(172.231)	(351.801)
INCOME FROM SERVICES	118.445	221.204	122.825	223.274
FINANCIAL INCOME (EXPENSES)				
Amortization of negative goodwill	4.247	8.493	4.247	8.493
Income	21.734	47.935	33.246	59.631
Expense	(4.600)	(9.207)	(4.790)	(9.698)
Monetary variations, net	(1.251)	(664)	5.110	7.973
Interest on capital	(54.354)	(54.354)	(54.354)	(54.354)
	(34.224)	(7.797)	(16.541)	12.045
INCOME FROM OPERATIONS	84.221	213.407	106.284	235.319
Nonoperating income	1.381	1.428	3.159	3.269
Nonoperating expense	(189)	(407)	(1.500)	(1.836)
NONOPERATING (EXPENSES) INCOME	1.192	1.021	1.659	1.433
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	85.413	214.428	107.943	236.752
Income tax	(23.438)	(59.855)	(18.965)	(56.491)
Social contribution tax	(8.098)	(21.003)	(6.770)	(20.078)
Deferred income tax	2.505	4.703	(7.598)	(3.846)
Deferred social contribution tax	766	1.693	(2.736)	(1.385)
	(28.265)	(74.462)	(36.069)	(81.800)
INCOME AFTER INCOME AND SOCIAL CONTRIBUTION TAXES	57.148	139.966	71.874	154.952
Reversal of interest on capital	54.354	54.354	54.354	54.354
NET INCOME	111.502	194.320	126.228	209.306
Earnings per thousand shares - R$	0,75	1,30	0,85	1,40

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE QUARTER AND SIX-MONTH PERIOD ENDED JUNE 30, 2006 - UNAUDITED
(Amounts in thousands of Brazilian reais - R$)

1. OPERATIONS

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista ("CTEEP" or the "Company") is publicly-traded company authorized to operate as an electric power concessionaire in the State of São Paulo, and is principally engaged in the planning, construction and operation of electric power transmission systems, as well as in research and development programs related to energy transmission and other activities related to the available technology, either directly or in cooperation with government or private bodies. The Company's activities are regulated and inspected by the National Electric Power Agency (ANEEL).

With the sale of the majority of its common shares at the privatization auction held on June 28, 2006 on the São Paulo Stock Exchange (BOVESPA), which was financially settled on July 26, 2006, the São Paulo State Government is no longer the controlling shareholder of CTEEP (Note 24.3).

The Company has derived from the partial spin-off of CESP - Companhia Energética de São Paulo and started its commercial operations on April 1, 1999. On November 10, 2001, EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., derived from the partial spin-off of Eletropaulo – Eletricidade de São Paulo S.A., was merged into the Company.

The Company's shares are traded on the São Paulo Stock Exchange (BOVESPA). Additionally, CTEEP has a Rule 144A American Depositary Receipts (ADRs) program in the United States. The depositary bank for the ADRs is the Bank of New York, and the custodian bank is Banco Itaú S.A. (Note 16.2).

2. CORPORATE GOVERNANCE

In September 2002, the Company adopted the Level-1 Corporate Governance Practices of the São Paulo Stock Exchange (BOVESPA). Accordingly, the Company, whose preferred shares are included in the BOVESPA index (IBOVESPA), was also included in the Corporate Governance Index (IGC).

The commitments assumed in the adoption of corporate governance practices ensure greater transparency of the Company for the market, investors and shareholders, thus facilitating their monitoring of Management's and controlling shareholder's actions.

3. PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The interim financial statements have been prepared in accordance with Brazilian accounting practices, supplementary standards established by the Brazilian Securities Commission (CVM), and specific regulations applicable to electric power concessionaires, established by the National Electric Power Agency (ANEEL).

These interim financial statements are in conformity with the principles, methods and criteria adopted by the Company at the close of fiscal 2005.

4. ACCOUNTS RECEIVABLE - SÃO PAULO STATE FINANCE DEPARTMENT

	06/30/06			03/31/06
	Current	Long-term	Total	Total
Benefits - Law 4819/58	6,879	-	6,879	16,830
Agreement for acknowledgment and Consolidation of debts	11,022	56,028	67,050	68,312
Pension plan benefit payments -- Law 4819/58	36,013	-	36,013	19,803
Sale of real property	2,291	11,646	13,937	14,199
Labor claims – Law 4819/58	-	44,395	44,395	40,899
Family allowance – Law 4819/58	-	2,218	2,218	2,218
	56,205	114,287	170,492	162,261

4.1. Benefits – Law 4819/58

These amounts relate to advances made by CESP - Companhia Energética de São Paulo, from November 1981 to May 1983, for payment of benefits to employees participating in the pension plan of the State of São Paulo, in accordance with State Law 4819/58.

As a result of CESP's partial spin-off, these receivables were transferred to the Company, and on August 6, 1999 an agreement was signed with the State Finance Department, to receive the amount in 84 monthly installments, adjusted according to the IGP-M (general market price index) variation, plus interest of 6% per year, from September 1999 through August 2006.

4.2. Agreement for Acknowledgment and Consolidation of Debts

On May 2, 2002, the Agreement for Acknowledgement and Consolidation of Debts was entered into with the State Finance Department, in which the State acknowledges a debt to the Company corresponding to the disbursements originally made by CESP - Companhia Energética de São Paulo, from 1990 to 1999, for payment of pension plan benefits under State Law 4819/58. The acknowledged debt has been adjusted up to January 2002 according to the UFESP (State government index for inflation adjustments) variation and, starting in February 2002, according to the monthly variation of the IGP-M (general market price index), plus 6% per year. The reimbursement will be made in 120 monthly installments, beginning on August 1, 2002, and ending on July 1, 2012.

4.3. Pension plan benefit payments – Law 4819/58

The amount of R$ 36,013 thousand refers to the remaining balance of pension plan benefit payments under State Law 4819/58, of which R$ 1,426 thousand is supported by individual injunctions and relates to the period from January to August 2005, and R$ 34,587 thousand is supported by a decision of the 49th Labor Court of São Paulo and relates to the period from September 2005 to June 2006, which are paid by Fundação CESP using funds received from the State government and transferred to the Company (Note 25.3). This amount is not monetarily restated and is not subject to any kind of interest until it is approved by the State government for payment to the Company.

4.4. Sale of real property

On July 31, 2002, a Private Transaction Agreement, including a promise to sell a real property, acknowledgment of liabilities and payment commitment, was signed with the State Finance Department, in which the State acknowledges its debt to the Company in the amount of R$ 12,243 thousand, which corresponds to the market value of the total area of the property occupied by the State and partially used for the construction of prisons.

Therefore, the State agreed to reimburse the aforementioned amount to the Company in 120 monthly installments from August 1, 2002 to July 1, 2012, adjusted according to the monthly variation of the IGP-M, plus interest of 6% per year.

4.5. Labor claims – Law 4819/58

Refer to certain labor lawsuits settled by the Company, related to retired employees under State Law 4819/58, which are the responsibility of the State government. This balance is not monetarily restated and is not subject to any kind of interest until it is approved by government for payment to the Company.

4.6. Family allowance – Law 4819/58

CESP - Companhia Energética de São Paulo made advances for monthly family allowance payments established by State Law 4819/58, which were transferred to the Company upon the partial spin-off of CESP.

Considering the expectation of loss, Management recorded an allowance for doubtful accounts in long-term assets in the amount of R$ 2,218 thousand.

5. SALE OF ASSETS AND RIGHTS

Technical Equipment Maintenance Center (CETEMEQ)

On April 13, 1998, a Private Agreement for Assignment and Transfer of Rights and Obligations was executed by and between EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., merged into the Company on November 10, 2001, and Eletropaulo Metropolitana Eletricidade de São Paulo S.A. relating to the real property located at Rua Lavapés, 463, Cambuci, São Paulo, for the market price of R$ 70,496 thousand, payable in 21 equal and successive monthly installments, with maturity on the first business day of each month, beginning May 1998. In view of the contestation by Eletropaulo Metropolitana Eletricidade de São Paulo S.A. of the aforementioned amount and the fact that the installments had not been received, EPTE filed collection lawsuits on February 11, 1999 and October 18, 2000, with the 1st and 36th Civil District Courts of the Central Jurisdiction of São Paulo, respectively.

In December 2000, the net book value of this asset, in the amount of R$ 4,904 thousand, was written off from property, plant and equipment, and the related sale, taxes on the gain resulting from the sale, allowance for doubtful accounts and tax credits were recorded.

Due to uncertainties as to the outcome of this issue, the Company maintains an allowance for the total balance receivable.

6. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

6.1. Assets

Included in long-term assets are tax credits available for offset against future taxable income, calculated on temporarily nondeductible provisions in part "B" of the Taxable Income Computation Book (LALUR), and arising from the following provisions:

	06/30/06			03/31/06
	Income tax	Social contribution tax	Total	Total
Reserve for labor contingencies	33,575	12,087	45,662	45,546
Reserve for civil contingencies	256	92	348	348
Reserve for tax contingencies	30,920	11,131	42,051	41,621
Reserve for social security contingencies	1,706	614	2,320	2,320
Allowance for doubtful accounts	17,198	5,544	22,742	22,742
	83,655	29,468	113,123	112,577

6.2. Liabilities

The balance of R$ 16,374 thousand in long-term liabilities refers to income tax on gains from sale of CETEMEQ (Note 5). This balance will be settled upon the receipt of respective accounts receivable.

7. ESCROW DEPOSITS

In current assets, the amount of R$ 3,482 thousand (R$ 3,384 thousand in March 2006) refers to a development fund designed to provide scholarships and training to the Company's qualifying employees.

In long-term assets, due to the uncertainties concerning the final outcome of the lawsuits for which escrow deposits were made, the Company's practice is to maintain the escrow deposits at their nominal amounts, without any kind of monetary restatement. The balance is composed as follows:

	06/30/06	03/31/06
COFINS (tax on revenue) (a)	38,524	38,524
Labor lawsuits (b)	7,147	6,889
Social security lawsuits - INSS (c)	6,825	6,825
Infraction notices – ANEEL (d)	6,317	6,317
Labor lawsuits that are the responsibility of the State government (e)	6,277	5,836
	65,090	64,391

(a) Note 15.

(b) Note 14.1.

(c) Note 14.3.

(d) Refer to two deposits for the purpose of annulling infraction notices issued by ANEEL due to disturbances in the transmission system in February 1999 and January 2002. The first deposit, made on January 17, 2000, in the amount of R$ 3,040 thousand, was required in the annulment action filed by the Company against ANEEL, arising from infraction notice 001/1999-SFE which imposed a fine on the Company under the allegation of violation practices for hindering the inspection work to check disturbances caused by the interruption in the transmission and distribution of electric power in most of the Southeast, South and Central West regions, for not meeting the requirements of the "inspection report" and not complying with the legal obligation to provide adequate service. The second deposit, made on June 17, 2003, in the amount of R$ 3,277 thousand, resulting from infraction notice 005/2002-SFE, on May 7, 2002, relates to the punitive administrative proceeding filed by ANEEL because of the disconnection of the 440 kV transmission line between the Company's substations in the Ilha Solteira and Araraquara Hydroelectric Power Plants. The Company's attorneys understand that it is not possible to determine if the Company will be successful in both cases.

(e) Refer to escrow deposits made by the Company for ongoing labor lawsuits, filed by retired employees, which are the responsibility of the São Paulo State (Law 4819/58).

8. PREPAID EXPENSES - REGULATORY ASSETS - COFINS AND PIS (TAXES ON REVENUE)

According to the transmission concession agreement signed between the Company and ANEEL, any change in taxes or legal charges will result in the review of the Allowed Annual Revenue (RAP).

In view of the effects of Laws 10,637, of December 30, 2002, 10,833, of December 29, 2003, and 10,865, of April 30, 2004, the Company's costs were impacted by the increase in the rates of PIS beginning December 2002 and COFINS beginning February 2004.

Regulatory assets arising from the increase in COFINS and PIS rates, as established by SFF/ANEEL Circulars 190 of February 1, 2005 and 302 of February 25, 2005, were recorded in long-term assets as "prepaid expenses" with a corresponding entry to "deductions from operating revenues".

The balances of these assets are as follows:

	06/30/06			03/31/06
	COFINS	**PIS**	**TOTAL**	**TOTAL**
Recognition				
December 2002 to December 2004	-	18,191	18,191	18,191
February 2004 to December 2004	44,411	-	44,411	44,411
January 2005 to December 2005	60,744	13,053	73,797	73,797
January 2006 to June 2006	25,512	5,546	31,058	18,451
	130,667	36,790	167,457	154,850
Realization				
July 2005 to December 2005	(26,541)	(8,818)	(35,359)	(35,359)
January 2006 to June 2006	(28,857)	(9,588)	(38,445)	(18,935)
	(55,398)	(18,406)	(73,804)	(54,294)
Balance	75,269	18,384	93,653	100,556

For the periods from December 2002 to June 2005 for PIS, and from February 2004 to June 2005 for COFINS, ANEEL Ratifying Resolution 149, of June 30, 2005, considered the effects of the increase in the rates of these taxes, in the amount of R$ 78,759 thousand, in the tariff increase prevailing in the tariff cycle of July 2005 to June 2006.

For the new tariff cycle that began on July 1, 2006, ANEEL published Ratifying Resolution 355/06, providing as a basis Technical Note 224/2006, of June 19, 2006, which established a new understanding of the levy of PIS and COFINS associated with the transmission public service. In said Technical Note, ANEEL presented a thorough study of the matter in question, characterizing the non-change of the preestablished price of the Transmission Concession Agreements made prior to October 31, 2003.

As a result, ANEEL recalculated the impact of the increase in the rates of these taxes on revenue at R$ 16,399 thousand, reversing R$ 62,360 thousand of Allowed Annual Revenue (RAP) relating to the tariff cycle of July 2006 to June 2007, in the form of adjustment.

The Federal Revenue Service published, on July 4, 2006, Regulatory Instruction 658, providing an interpretation identical to that of ANEEL with regard to the concept of preestablished price and the consequent application of the cumulative and non-cumulative PIS and COFINS regimes, as applicable, to the agreements.

Considering that Ratifying Resolution 355/06, which established the new Allowed Annual Revenue (RAP), based on the new understanding as to the levy of PIS and COFINS, is effective July 1, 2006, and that the aforementioned Federal Revenue Service Regulatory Instruction 658 is effective July 4, 2006, the Company will determine the amounts based on this new understanding and will make the following accounting adjustments in the third quarter of this year:

- Reversal of Regulatory Asset;
- Recognition of PIS and COFINS tax credits arising from overpayments according to ANEEL's and Federal Revenue Service's current understanding; and income and social contribution tax adjustments relating to the period affected.

9. PROPERTY, PLANT AND EQUIPMENT

	06/30/06			03/31/06
	Restated cost	Accumulated depreciation	Net book value	Net book value
In service				
Intangible assets	57,505	-	57,505	57,505
Land (a)	82,237	-	82,237	82,237
Buildings, construction and improvements	580,812	(342,580)	238,232	241,935
Machinery and equipment	4,999,577	(2,246,318)	2,753,259	2,718,985
Vehicles	27,797	(24,306)	3,491	4,049
Furniture and fixtures	22,874	(12,131)	10,743	11,084
	5,770,802	(2,625,335)	3,145,467	3,115,795
In progress	618,841	-	618,841	560,415
Special liabilities (b)				
Donations received	(15,866)	-	(15,866)	(15,866)
	6,373,777	(2,625,335)	3,748,442	3,660,344

In accordance with articles 63 and 64 of Decree 41,019 of February 26, 1957, assets and installations used in the transmission of electric power are linked to these services and cannot be retired, sold or pledged as mortgage guarantees without the prior and express authorization of the regulatory body. ANEEL Resolution No. 20/99 regulates the electric power utility concession assets, giving prior authorization for not restricting assets no longer serviceable to the concession, when intended for sale, and determining that the proceeds from the sale be deposited in a restricted bank account, and invested in the concession.

(a) Land owned by the Company in São José dos Campos, whose book value is R$ 114 thousand. The land has been pledged as collateral for an IPTU (municipal real estate tax) tax collection proceeding (Note 14.2).

(b) Represented by assets received from electricity concessionaires and customers for purposes of investments in the concession.

10. TAXES PAYABLE

	06/30/06	03/31/06
Income tax – regulatory asset (a)	23,389	25,115
Social contribution tax - regulatory asset (a)	8,429	9,050
Income tax	6,753	8,562
COFINS (tax on revenue)	3,330	8,038
Social contribution tax on capital gain (b)	5,247	5,247
Social contribution tax	3,475	3,696
PIS (tax on revenue)	722	1,745
ANEEL inspection fee	553	553
Other	1,279	1,209
	53,177	63,215

(a) Refer to income and social contribution taxes levied on regulatory asset (Note 8). The Company consulted with the Federal Revenue Service about the application of clause XI, article 10, of Law 10,833/03 and paragraph 3, article 2 of Federal Revenue Service Regulatory Instruction 468/04, and is awaiting a reply to its consultation.

(b) Refers to social contribution tax levied on gains on sale of the property named CETEMEQ (Note 5).

11. LOANS, FINANCING AND DEBT CHARGES

	06/30/06				03/31/06
		Principal			
	Charges	Current	Long-term	Total	Total
Foreign currency					
Financial institutions (a)	-	-	-	-	9,891
Local currency					
ELETROBRÁS	7	50	611	668	680
	7	50	611	668	10,571

(a) Refers to a loan agreement entered into on May 13, 1998 with Banco Société Générale in the amount of FRF 269,528 thousand, equivalent to Euro 41,089 thousand, guaranteed by Banco Real S.A. This loan, which funded the construction of the Miguel Reale Substation, is subject to interest of 6.38% per year payable semiannually. A 2.25% acceptance fee is paid in advance on a semiannual basis, calculated on the disbursed balance.

This loan is being amortized in ten equal and consecutive semiannual installments, beginning in November 2001 and ending in May 2006.

12. PAYROLL AND RELATED CHARGES

	06/30/06	03/31/06
INSS (social security contribution)	4,733	4,652
Withholding income tax	2,476	2,190
FGTS (severance pay fund)	1,485	1,422
Scholarship program (a)	3,472	3,359
Other taxes payable	1,168	465
	13,334	12,088

(a) Refers to obligations assumed by the Company under an agreement with the labor unions for reimbursing its employees for costs of elementary, high school and college education.

13. ACCOUNTS PAYABLE – FUNDAÇÃO CESP

The amounts in current and long-term liabilities refer to two debt acknowledgement agreements for financing of actuarial deficit with Fundação CESP, totaling R$ 232,511 thousand (R$ 232,820 thousand in March 2006), related to BSPS (Settled Proportional Pension Plans), with monthly payments and final maturities scheduled for September and November 2017, restated based on the greater of actuarial cost variation (General Price Index – Domestic Supply (IGP-DI) plus interest of 6% per year) or the TR (a managed prime rate) plus interest of 8% per year.

As defined in the respective agreements, at the end of the fiscal year, balances are adjusted for determining contributions for the subsequent year, according to actuarial deficits or surpluses, calculated in accordance with Fundação CESP's actuarial methodology.

On December 31, 2005, as required by CVM Resolution 371/00, the calculation of liabilities with the private pension entity did not result in any need to recognize additional liabilities.

14. RESERVE FOR CONTINGENCIES

The various types of contingencies were evaluated and classified based on the likelihood that the Company may incur a loss, as follows:

	Likelihood of loss							
	Probable		Possible		Remote		Total	
Type	06/30/06	03/31/06	06/30/06	03/31/06	06/30/06	03/31/06	06/30/06	03/31/06
Labor	134,299	133,957	7,095	6,928	207,936	204,572	349,330	345,457
Civil	1,023	1,023	1,320	1,254	11,454	11,089	13,797	13,366
Tax – IPTU	123,679	122,415	-	-	-	-	123,679	122,415
Social security - INSS	6,825	6,825	-	-	-	-	6,825	6,825
	265,826	264,220	8,415	8,182	219,390	215,661	493,631	488,063

The likelihood of loss for each contingency, resulting in an unfavorable outcome for the Company, is classified as follows:

Probable - the future event or events is/are likely to occur;

Possible - the chance of the future event or events occurring is more than remote, but less than probable; and

Remote - the chance of the future event or events occurring is slight.

Reserves have been recognized for contingencies classified as probable loss.

On a periodic basis, lawsuits are reassessed and reserves are supplemented if necessary.

14.1. Labor

The Company assumed responsibility for certain lawsuits at different courts, arising principally from CESP's partial spin-off and the merger of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A.

14.2. Tax – IPTU (municipal real estate tax)

Reserve recorded to cover amounts due to the municipalities of São Paulo and São José dos Campos.

14.3. Social security – INSS (National Institute of Social Security)

On August 10, 2001, the Company received from the INSS a delinquency notice for nonpayment of social security contribution on compensation paid to its employees in the form of meal tickets, morning snack and basket of food staples for the period from April 1999 to July 2001. Accordingly, Management decided to recognize a reserve and make an escrow deposit amounting to R$ 6,825 thousand, which was recorded in long-term assets, under "Escrow deposits" (Note 7).

15. ACCRUED TAXES

The Company is challenging in court the constitutionality of the changes introduced by Law 9718 of November 27, 1999, which increased the COFINS rate from 2% to 3% and increased its tax basis by including financial income and nonoperating income.

Accordingly, the Company recorded provisions and the related escrow deposits up to January 2004. Beginning February 2004, when Law 10,833 of December 29, 2003 entered into effect, establishing that COFINS is not cumulative, the Company started making the payments in accordance with the new law. The escrow deposit amounts to R$ 38,524 thousand, recorded in long-term assets, under "Escrow deposits" (Note 7). Accrued taxes and escrow deposits are not monetarily restated.

16. SHAREHOLDERS' EQUITY

16.1. Capital

The Company's authorized capital is R$ 1,469,090 thousand, represented by R$ 615,696 thousand in common shares and R$ 853,394 thousand in preferred shares, all of which are registered shares without par value.

Subscribed and paid-up capital is R$ 462,000 thousand, represented by 62,558,663 thousand common shares and 86,726,372 thousand preferred shares, totaling 149,285,035 thousand shares.

Preferred shares are nonvoting, but have priority in capital reimbursement and payment of noncumulative dividends of 10% per year calculated on the paid-up capital corresponding to this type of share.

16.2. Ownership structure

As of June 30, 2006, the Company's main shareholders are as follows:

	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Government of the State of São Paulo And related companies - (control)						
State Finance Department	40,250,110,262	64.34	9,338,856,250	10.77	49,588,966,512	33.22
CESP - Cia. Energética de São Paulo	-	-	2,415,888,838	2.78	2,415,888,838	1.62
Companhia do Metropolitano de São Paulo – METRÔ	-	-	2,252,873,385	2.60	2,252,873,385	1.51
Other	8,777,700	0.01	3,489,444	-	12,267,144	-
	40,258,887,962	64.35	14,011,107,917	16.15	54,269,995,879	36.35
Other - (outstanding shares)						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,522,459,775	53.64	52,683,296,285	35.29
Federal Government	9,556,150,967	15.28	-	-	9,556,150,967	6.40
BNDES Part S.A. BNDESPAR	-	-	2,476,097,206	2.86	2,476,097,206	1.66
Pension plan for Banco do Brasil's employees	296,439,000	0.47	1,348,157,697	1.55	1,644,596,697	1.10
Morgan Stanley Uruguay Ltda.	28,600,000	0.05	1,297,900,000	1.50	1,326,500,000	0.89
Merrill Lynch International	278,400,000	0.44	771,400,000	0.89	1,049,800,000	0.70
LIGHTPAR - Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
L Parisotto Participações Ltda.	-	-	952,401,379	1.10	952,401,379	0.64
PETROS – Petrobras pension plan	-	-	784,409,138	0.90	784,409,138	0.53
The Bank of New York - ADR Department	36,999,000	0.06	74,950,200	0.09	111,949,200	0.07
Directors	-	-	212,710	-	212,710	-
Board of Directors	24	-	23,774	-	23,798	-
Fiscal Council	-	-	-	-	-	-
Other (a).	5,942,349,340	9.50	17,508,062,597	20.19	23,450,411,937	15.71
	22,299,774,841	35.65	72,715,264,276	83.85	95,015,039,117	63.65
	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

(a) Includes shareholders that individually hold shares not exceeding 5% of voting capital.

16.3. Shareholders holding more than 5% of voting capital

	06/30/06					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	244,328,120,835	53.99	17,595,501,100	15.68	261,923,621,935	46.38
BNDES Part S.A. - BNDESPAR	66,878,975,753	14.78	-	-	66,878,975,753	11.84
National Development Fund (FND)	22,810,794,898	5.04	-	-	22,810,794,898	4.04
Fund guaranteeing public-private Partnerships (FGP)	20,000,000,000	4.42	-	-	20,000,000,000	3,54
Other	98,493,872,064	21.77	94,641,986,275	84.32	193,135,858,339	34.20
	452,511,763,550	100.00	112,237,487,375	100.00	564,749,250,925	100.00
BNDES Part S.A. – BNDESPAR						
National Bank for Economic and Social Development (BNDES)	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00

16.4. Payment of dividends to shareholders

Pursuant to article 32, paragraph 1, of the Company's bylaws, the dividend payment will be made semiannually. Additionally, article 33 of the bylaws determines that mandatory dividends, calculated on paid-up capital for each type of share, will be:

- 10% per year for preferred shares; and
- if there are sufficient funds, 10% per year for common shares.

a. Interest on capital

According to Law 9249, of December 26, 1995, legal entities computing taxes based on taxable income may pay interest on capital to their shareholders, provided that there is income earned before payment of interest on capital, or interest on retained earnings and profit reserves, limited in both situations to 50% of the amount of the respective accounts, with tax deduction of the interest paid or credited to the shareholders.

At the meeting held on May 15, 2006 the Board of Directors determined the payment of interest on capital to shareholders in the amount of R$ 54,354 thousand, equivalent to R$ 0.3640954 per thousand shares (preferred and common).

According to paragraph 7, article 9, of Law 9249/95, interest on capital credited or paid to shareholders can be attributed to the amount of dividends addressed in article 202 of Law 6404/76 and paragraph 3, article 32 of the Company's bylaws.

17. PERIODIC REVIEW OF ALLOWED ANNUAL REVENUE (RAP)

Pursuant to Concession Agreement 59 signed on June 20, 2001 with the Federal Government through ANEEL, every four years after the date of signing of this agreement, ANEEL must perform a review of the Allowed Annual Revenue (RAP) from electricity transmission relating to installations of authorized projects that started commercial operations after December 31, 1999, for purposes of efficiency and reasonableness of tariff, according to specific regulation to be issued by ANEEL.

Under Ratifying Resolutions 149/05 and No. 355/06, ANEEL authorized, on a provisional basis, an increase in the RAP based on the variation of the IGP-M (general market price index) for the tariff cycles from July 2005 to June 2006 and from July 2006 to June 2007, until the periodic review in progress is finished, which is expected for July 2007. The effects of such review must be applied retroactively to July 1, 2005.

17.1. Public Hearing for Periodic Tariff Revision

a. Specific to CTEEP

On February 16, 2006, ANEEL approved a Public Hearing through exchange of documents in order to obtain background information for the methodology to be applied for the periodic tariff revision of CTEEP, in view of its privatization (see Note 24). The period during which ANEEL received contributions, in this context, started on February 17, 2006 and ended on March 3, 2006. As a result, on March 15, 2006, ANEEL publicly announced Ratifying Resolution 297 concerning the periodic review of CTEEP's revenue, whose effects are linked to the signature by the Company of a new concession agreement by June 30, 2006, pursuant to article 6 of said resolution.

b. All Electricity Transmission Concessionaires, including CTEEP

Pursuant to Public Hearing Notice 007/2006, of April 18, 2006, ANEEL held an in-person Public Hearing, on July 12, 2006, relating to the criteria and procedures to be used in the Period Tariff Revision process of the electric power transmission concessionaires. The period for receiving contributions started on April 24 and ended on July 7, 2006. Considering the provisions of Ratifying Resolution 297, CTEEP is included and takes part in this process with 11 other concessionaires.

Technical Note 068/2006 and respective attachments, which are an integral part of said Public Hearing, presents the criteria and procedures to be used in the periodic tariff revision of the remunerations for electricity transmission facilities. The methodologies and data used are as follows:

- Capital Structure;
- Cost of Capital;
- Remuneration Basis;
- Operating Costs;
- Authorized Revenues;
- Other Revenues; and
- Review of Auctions.

After the general procedures are established, the processes of each transmission concessionaire will be presented in public hearings. The periodic tariff revision of the transmission concessionaires will be completed in July of the following year with the disclosure of the indices for adjustment of the Allowed Annual Revenue (RAP) retroactive to July 1, 2005.

18. ELECTRICITY NETWORK USAGE CHARGES

Revenues from electricity network usage charges in the six-month period ended June 30, 2006 amounted to R$ 674,600 thousand, including R$ 71,725 thousand, relating to new projects that began commercial operations after December 31, 1999. This revenue is composed of the following:

	06/30/06		06/30/05	
	Quarter	Six-month period	Quarter	Six-month period
Basic network				
Existing assets	259,467	518,532	182,305	371,258
New investments	34,082	65,732	37,345	72,122
Surplus/deficit	(2,955)	(10,274)	(403)	5,878
	290,594	573,990	219,247	449,258
Other transmission facilities				
Existing assets	25,393	50,551	63,984	134,514
New investments	3,398	5,993	2,079	4,238
	28,791	56,544	66,063	138,752
Charges				
Fuel Usage Quota – CCC	12,455	24,353	6,113	12,990
Energy Development Account – CDE	8,323	16,275	3,171	6,770
Proinfa	1,294	2,592	-	-
	22,072	43,220	9,284	19,760
Adjustment	498	846	(1,848)	(3,696)
	341,955	674,600	292,746	604,074

18.1. Allowed Annual Revenue (RAP) of Miguel Reale Substation

In December 2002, ANEEL authorized CTEEP to implement the "Miguel Reale Substation Expansion" project, whose investment value used to calculate the RAP was R$ 323,236 thousand.

In September 2004, ANEEL performed an inspection in order to validate the investments made in said project and concluded that the investment amounts should be reduced, for purposes of setting a new amount of the RAP, retroactively to July 2004, by R$ 232,164 thousand.

Due to the reduction in the investments in said project, the related annual amount of the RAP for July 2005 was then reduced by R$ 32,251 thousand. The Company considers this reduction invalid and filed Official Circular OF/F/2828, dated July 8, 2005, with ANEEL requesting its restoration.

On March 2, 2006, through Official Letter 321/2006, the Financial and Economic Oversight Board (SFF) of ANEEL submitted an Inspection Follow-up Report (RAF) that analyzed CTEEP's request and upheld the SFF's initial position.

On March 23, 2006, through Official Letter OF/F/1372/2006, CTEEP filed an Administrative Appeal with ANEEL, requesting a review of the SFF's position.

19. FINANCIAL INCOME (EXPENSES)

	06/30/06		06/30/05	
	Quarter	Six-month period	Quarter	Six-month period
Income				
Income from temporary cash investments	20,113	43,990	30,918	55,023
Interest on accounts receivable – State Finance Department	1,328	2,831	1,995	4,118
Other	293	1,114	333	490
	21,734	47,935	33,246	59,631
Expenses				
Debt charges	(2,197)	(4,321)	(2,513)	(5,375)
CPMF (tax on banking transactions)	(1,922)	(3,793)	(1,376)	(2,834)
RGR (global reserve for reversion quota)	(279)	(558)	(279)	(558)
Charges on taxes – CETEMEQ	(198)	(411)	(233)	(447)
Other	(4)	(124)	(389)	(484)
	(4,600)	(9,207)	(4,790)	(9,698)

20. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company records monthly provisions for income and social contribution taxes on the accrual basis, based on monthly trial balances (for tax suspension and reduction purposes).

20.1. Reconciliation of income and social contribution taxes

Tax expenses are determined based on prevailing rates, totaling 34% (25% for income tax and 9% for social contribution tax).

	Quarters			
	06/30/06		06/30/05	
	Income tax	Social contribution tax	Income tax	Social contribution tax
Income before taxes	85,413	85,413	107,943	107,943
Expected tax expense	(21,353)	(7,688)	(26,986)	(9,715)
Taxes on:				
Amortization of negative goodwill	(1,901)	(465)	(1,901)	(465)
Other	2,321	821	2,324	674
	420	356	423	209
Effective tax expense	(20,933)	(7,332)	(26,563)	(9,506)

	Six-month periods			
	06/30/06		06/30/05	
	Income tax	Social contribution tax	Income tax	Social contribution tax
Income before taxes	214,428	214,428	236,752	236,752
Expected tax expense	(53,607)	(19,299)	(59,188)	(21,308)
Taxes on:				
Amortization of negative goodwill	(3,802)	(930)	(3,802)	(930)
Other	2,257	919	2,653	775
	(1,545)	(11)	(1,149)	(155)
Effective tax expense	(55,152)	(19,310)	(60,337)	(21,463)

20.2. Analytical statement of taxes

	Quarters			
	06/30/06		06/30/05	
	Income tax	Social contribution tax	Income tax	Social contribution tax
Income before taxes	85,413	85,413	107,943	107,943
Reserve for labor contingencies	342	342	1,798	1,798
Reserve for tax contingencies – IPTU	1,264	1,264	2,435	2,435
Negative goodwill on acquisition of investment	7,601	5,168	7,601	5,168
Reversal of provisions	(9,200)	(9,200)	(7,985)	(7,985)
Regulatory asset – Recognition	(12,607)	(12,607)	(34,627)	(34,627)
Regulatory asset – Realization	19,509	19,509	-	-
Tax incentive – Rouanet Law	-	-	400	-
Other	110	88	120	489
Income – Tax basis	92,432	89,977	77,685	75,221
Rate of 15%	(13,865)		(11,653)	
Rate of 10%	(9,237)		(7,763)	
Rate of 9%		(8,098)		(6,770)
Tax incentives	42		451	
Provision for income and social contribution taxes	(23,060)	(8,098)	(18,965)	(6,770)
Deferred income and social contribution taxes	2,127	766	(7,598)	(2,736)
Income and social contribution tax expenses	(20,933)	(7,332)	(26,563)	(9,506)

	Six-month periods			
	06/30/06		06/30/05	
	Income tax	Social contribution tax	Income tax	Social contribution tax
Income before taxes	214,428	214,428	236,752	236,752
Reserve for labor contingencies	4,175	4,175	8,101	8,101
Reserve for tax contingencies – IPTU	7,249	7,249	11,142	11,142
Negative goodwill on acquisition of investment	15,203	10,335	15,203	10,335
Reversal of provisions	(10,366)	(10,366)	(10,041)	(10,041)
Regulatory asset – Recognition	(31,058)	(31,058)	(34,627)	(34,627)
Regulatory asset – Realization	38,445	38,445	-	-
Tax incentive – Rouanet Law	-	-	400	-
Other	215	162	1,086	1,431
Income – Tax basis	238,291	233,370	228,016	223,093
Rate of 15%	(35,744)		(34,202)	
Rate of 10%	(23,817)		(22,790)	
Rate of 9%		(21,003)		(20,078)
Tax incentives	84		501	
Provision for income and social contribution taxes	(59,477)	(21,003)	(56,491)	(20,078)
Deferred income and social contribution taxes	4,325	1,693	(3,846)	(1,385)
Income and social contribution tax expenses	(55,152)	(19,310)	(60,337)	(21,463)

21. CONCESSIONS

Through Administrative Rule 185, of June 6, 2001, issued by the Ministry of Mines and Energy (MME), the concession held by the Company for the electric power transmission service related to the basic network and other transmission facilities was extended for 20 years, beginning July 8, 1995.

Accordingly, on June 20, 2001, the concession agreement for the electric power transmission service was entered into by and between CTEEP and the concession authority, through ANEEL.

This concession agreement was amended on December 14, 2001, in view of the merger of EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A. into the Company. The initially agreed conditions were maintained, except for the allowed annual revenue cap, which was reduced by 0.58% in July 2002 and 3.56% in July 2003, equivalent to 50% of the efficiency gains expected from the merger.

22. FINANCIAL INSTRUMENTS

The Company's main source of revenues is the use of its electric power transmission system by other concessionaires and agents. Its annual revenue related to basic network and other transmission facilities is defined by ANEEL, pursuant to prevailing legislation.

The main risk factors inherent in the Company's operations may be identified as follows:

22.1. Credit Risk

The Company has agreements with the ONS (National Electric System Operator), concessionaires and other agents for regulating the provision of services related to the basic network for 203 users, with a bank guarantee clause. Likewise, the Company has agreements regulating the provision of services in other transmission facilities with 23 concessionaires and other agents, with a bank guarantee clause.

22.2. Price Risk

Pursuant to the concession agreement, the Company's revenues are annually adjusted by ANEEL based on the variation of the IGP-M (General Market Price Index), and part of the revenues is subject to periodic review every 4 years (Note 17).

22.3. Liquidity Risk

The Company centralizes its financial investments in Banco Nossa Caixa S.A..

22.4. Exchange Risk

The Company had only one financing agreement in foreign currency, which expired in May 2006 (Note 11).

22.5. Interest Rate Risk

Interest based on the variation of the IGP-DI (General Price Index – Domestic Supply) plus 6% per year or the TR (a managed prime rate) plus interest of 8% per year, whichever is higher, is charged on debt agreements with Fundação CESP (Note 13).

The carrying amounts of the financial instruments, compared with the amounts that might be obtained in active market trading, or in absence thereof, with the net present value adjusted at the prevailing market interest rate, approximate their fair values.

23. COLLECTION LAWSUIT BY ELETROBRÁS AGAINST ELETROPAULO AND EPTE

In 1989, Centrais Elétricas Brasileiras S.A. - ELETROBRÁS filed a collection lawsuit against Eletropaulo - Eletricidade de São Paulo S.A. (currently Eletropaulo Metropolitana Eletricidade de São Paulo S.A.) referring to the balance of a certain financing agreement. Eletropaulo did not agree with the criteria for monetarily restating said financing agreement and made escrow deposits for the amounts it understood to be due to ELETROBRÁS. In 1999 a judgment was issued on the aforementioned lawsuit, ordering Eletropaulo to pay the balance determined by ELETROBRÁS.

Under the partial spin-off protocol of Eletropaulo, made on December 31, 1997 and that resulted in the establishment of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. and other companies, Eletropaulo is solely liable for obligations of any kind referring to acts performed until the spin-off date, except for contingent liabilities whose provisions had been allocated to the merging companies. In the case in question, at the time of the spin-off, there was no allocation to EPTE of any provision for such purpose, leaving it clear then that Eletropaulo was exclusively liable for said contingency. At the time of the spin-off there was only the transfer to EPTE's assets of an escrow deposit in the historical amount of R$ 4.00, made in 1988 by Eletropaulo, referring to the amount that it understood to be owed to ELETROBRÁS regarding the balance of the mentioned financing agreement, and allocation to EPTE's liabilities of the same amount referring to this debt.

Therefore, under the partial spin-off protocol of Eletropaulo, EPTE would be liable for known and ascertained debts in the exact restated amount available in the mentioned escrow deposit made in 1988, and Eletropaulo would be liable for the contingent liabilities referring to the difference between the amount demanded in court by ELETROBRÁS and the restated amount of the mentioned escrow deposit. In October 2001, ELETROBRÁS executed the sentence referring to the mentioned financing agreement, charging R$ 429 million to Eletropaulo and R$ 49 million to EPTE, understanding that EPTE would pay its part with the restated amounts of the mentioned escrow deposit. CTEEP merged EPTE on November 10, 2001, succeeding it in its obligations.

On September 26, 2003, a decision of the Court of Justice of the State of Rio de Janeiro was published, excluding Eletropaulo from the execution of the mentioned sentence. Due to these facts, ELETROBRÁS filed, on December 16, 2003, a Special Appeal in the Superior Court of Justice and an Extraordinary Appeal in the Federal Supreme Court to maintain the mentioned collection regarding Eletropaulo. Appeals similar to those of ELETROBRÁS were filed by CTEEP and the Company's Special Appeal is already registered with the Superior Court of Justice under No. 809.672.

On June 29, 2006, the Superior Court of Justice accepted the special appeal filed by CTEEP, with respect to reversing the decision of the Court of Justice of the State of Rio de Janeiro that excluded Eletropaulo from the execution action filed by ELETROBRÁS. As a result, the execution action filed by ELETROBRÁS against Eletropaulo and EPTE will proceed, as per the lower court decision, ensuring CTEEP's right of defense as EPTE's successor.

With respect to that debt and in view of the formal documents of the partial spin-off of Eletropaulo, CTEEP, according to the understanding of its Management and legal counsel, is only liable for the payment equivalent to the restated amount of the escrow deposit made in 1988 for this purpose and which is currently part of its assets, and intends to proceed in the defense of such right. On the other hand, the Company has not recognized a reserve for the remaining contingency, currently estimated at R$ 820,606 thousand, which the Company understands as being the liability of Eletropaulo, from which the debt is being charged by ELETROBRÁS.

24. PRIVATIZATION PROCESS

24.1. Company's inclusion in the State Privatization Program

On May 21, 2005, the Official Gazette of the State published Law 11,930, of May 20, 2005, which, amending Law 9361/96, included CTEEP in the State Privatization Program.

24.2. Significant Events

- **July 12, 2005**

"In compliance with CVM Instruction 358/2002, CTEEP - Companhia de Transmissão de Energia Elétrica Paulista communicates, supplementing the information previously disclosed to the market regarding its privatization process, that the Government of the State of São Paulo, through the Steering Committee of the State Privatization Program (PED), charged CESP - Companhia Energética de São Paulo with the task of making the arrangements for the privatization of CTEEP. In this respect, CESP must publish in the Official Gazette of the State of São Paulo and other newspapers with large nationwide circulation, on July 13, 2005, an announcement relating to Bidding Notice so as to contract services for business valuation, modeling and sale of shares issued by CTEEP owned by the controlling shareholder".

- **October 14, 2005**

"In compliance with CVM Instruction 358/2002, CTEEP - Companhia de Transmissão de Energia Elétrica Paulista communicates, supplementing the information contained in the Significant Event Notice of July 12, 2005, that CESP - Companhia Energética de São Paulo informed that the procedures for hiring of consultants for performance of services of business valuation, sale modeling and sale of shares representing the ownership control of CTEEP had been concluded, as recommended by the Steering Committee of the State Privatization Program on June 9, 2005, and approved by the Governor. As a result, the aforementioned services contracted by CESP have begun."

- **February 14, 2006**

"CTEEP – Companhia de Transmissão de Energia Paulista, in compliance with CVM Instruction 358/02, communicates that:

1 – The process of privatization of CTEEP – Companhia de Energia Elétrica Paulista, as announced by this Company since the beginning of the process, is coordinated by the Steering Committee of the State Privatization Program of the Government of the State of São Paulo.

2 – Official information regarding said privatization program, including lot of shares to be sold, was disclosed in the Public Hearing held at the São Paulo Stock Exchange (BOVESPA) on December 21, 2005, according to CTEEP's news release at that date.

3 – The Government of the State of São Paulo, by means of the State Privatization Program, announced on February 10, 2006, as available to interested parties at the website of CESP – Companhia Energética de São Paulo (www.cesp.com.br), the basic guidelines of said Notice for sale of the ownership control of CTEEP. This is not a disclosure of the Notice, which is still pending approval by the Steering Committee of the State Privatization Program, establishing the minimum price and others. The announcement says that the conditions for the privatization of CTEEP will be disclosed by means of a Notice, not yet approved by the Steering Committee of the State Privatization Program.

4 – The Steering Committee of the State Privatization Program has not yet approved the minimum price, definitive date of privatization auction and other conditions for the intended sale, which must be included in the respective Notice to be approved and disclosed to the market. The stages of the process as stated in the aforementioned basic guidelines refer only to a tentative schedule.

5 – *News disclosed by the media regarding the possible minimum price of the shares to be sold, definitive date of the auction, aspects of the new concession agreement and any impact of tariff revision, are not confirmed by CTEEP, since they depend on definitions to be established by ANEEL and, finally, by the Steering Committee of the State Privatization Program. Likewise, CTEEP cannot confirm news about the allocation of the proceeds from its privatization, since this matter is not the Company's responsibility".*

24.3. Sale of CTEEP's Voting Shares

At the privatization auction held on June 28, 2006 on the São Paulo Stock Exchange (BOVESPA), under the terms of Notice SF/001/2006, the São Paulo State Government, until then majority shareholder, sold 31,341,890,064 shares it held in CTEEP, equivalent to 50.1% of CTEEP's common shares.

The auction winner was Interconexión Eléctrica S.A. ESP-ISA, with a bid of R$ 38.09 per thousand shares, representing goodwill of 58% of the minimum price set in the Notice - R$ 24.11.

ISA is based in Colombia and controlled by the Colombian federal government, which owns 59% of its total capital. ISA has electricity transmission investments in Colombia, Venezuela, Ecuador, Peru and Bolivia.

The financial settlement of the operation was on July 26, 2006 with the consequent transfer of the ownership title to said shares to ISA Capital do Brasil Ltda., a Brazilian company controlled by Interconexión Eléctrica S.A. ESP-ISA and established to operate in Brazil, which became the controlling shareholder of CTEEP. Said operation was approved by ANEEL on July 25, 2006, according to Authorization Resolution 642/06, published in the Official Gazette on July 26, 2006.

25. SUPPLEMENTARY PENSION PLAN REGULATED LAW 4819/58

25.1. Significant Event

- **July 19, 2005**

"In compliance with CVM Instruction 358/2002, CTEEP - Companhia de Transmissão de Energia Elétrica Paulista clarifies aspects related to the supplementary pension plan regulated by State Law 4819/58. This plan is for employees hired through May 13, 1974, as mentioned in Note 22.1 to the financial statements of the Company as of December 31, 2004. The necessary funds to cover the charges of the plan are the responsibility of the responsible agencies of the Government of the State of São Paulo; this was implemented according to an agreement made on December 10, 1999 between the São Paulo State Finance Department and the Company, effective until December 31, 2003. Such procedure was regularly performed until December 2003 by Fundação CESP, with funds from the State Finance Department, transferred by CTEEP. In January 2004, the Finance Department began to directly process those payments, without the participation of CTEEP and Fundação CESP.

The decision of the 49th Labor Court of São Paulo was communicated to CTEEP on July 11, 2005 (lawsuit 1339/2005-1), authorizing Fundação CESP to resume processing the payment of benefits established by State Law 4819/58, according to the respective regulation, in the same manner that had been made until December 2003, with funds transferred by CTEEP. On July 13, 2005, the 49th Labor Court of São Paulo gave 60 days for the fulfillment of this decision. There is also on the web site of the Regional Labor Court of São Paulo a summary of a similar decision (lawsuit SDC - 20058200400002000) of June 30, 2005, determining that Fundação CESP, using the funds transferred by CTEEP, may process again the beneficiaries' retirement and pension payments established by State Law 4819/58; such decision has not yet been published, nor has the Company been notified of it.

To comply with said judicial decisions, CTEEP must require on a monthly basis the necessary funds from the São Paulo State Finance Department, to be transferred to Fundação CESP, which must process the payments to the beneficiaries. Said decisions apply to about 6,500 beneficiaries, with a monthly expense in the amount of R$ 23 million, which, in the understanding of CTEEP, is the responsibility of the State of São Paulo, as it was through December 2003. Consequently, CTEEP will contest said judicial decisions since it understands that the responsibility for the payment of the above-mentioned benefits is, under applicable legislation, of the State of São Paulo".

- **January 27, 2006**

"CTEEP – Companhia de Transmissão de Energia Elétrica Paulista, in accordance with CVM Instruction 358/02, announces a change in procedure by the State Finance Department, due to a recent understanding of the State Attorney General regarding the transfer of funds to CTEEP for compliance with the decision of the 49th Labor Court of São Paulo, which authorized Fundação CESP to once again process the pension plan benefit payments established by State Law 4819/58 using funds received from the State of São Paulo and transferred by CTEEP. This matter has been previously addressed in note 21 of the interim financial statements of CTEEP as of September 30, 2005.

The State Finance Department transferred to CTEEP, on January 27, 2006, an amount lower than necessary to comply with the decision of the 49th Labor Court. The effective expenditure of CTEEP this month for purposes of said court decision was R$ 19,725 thousand, transferred to Fundação CESP, having received R$ 14,976 thousand from the State Finance Department for this purpose. The State Finance Department informed that this month it disallowed certain expenses due to the recent understanding by the State Attorney General regarding the State's responsibility in this case. The decision of the 49Th Labor Court applies currently to 5,528 beneficiaries. The State Finance Department continues paying directly 794 benefits established by State Law 4819/58.

CTEEP is still endeavoring to change the decision of the 49th Labor Court so as to return the responsibility for the pension plan benefit payments established by State Law 4819/58 to the State Finance Department. CTEEP confirms its legal department's understanding that expenses derived from State Law 4819/58 and respective regulation are the full responsibility of the State Finance Department, and is analyzing the applicable actions to protect the Company's interests".

- **February 24, 2006**

"CTEEP – Companhia de Transmissão de Energia Elétrica Paulista, in accordance with CVM Instruction 358/2002, announces, supplementing the information included in the Significant Event Notice of January 27, 2006, that the State Finance Department transferred to CTEEP in February 2006 the amount of R$ 12,802 thousand to comply with the decision of the 49th Labor Court of São Paulo, which ruled that Fundação CESP must process the pension plan benefit payments established by State Law 4819/58 using the funds received from the State of São Paulo and transferred by CTEEP. In February, CTEEP's total expenditure to comply with said court decision was R$ 19,652 thousand.

CTEEP continues its efforts to change the decision of the 49th Labor Court so as to return the responsibility for the pension plan benefit payments established by State Law 4819/58 to the State Finance Department, and to adopt other actions to protect the Company's interests".

25.2. Decision of the 49th Labor Court

On April 27, 2006, the 49th Labor Court rendered a decision on the above-mentioned lawsuit, considering valid, in part, the claim at issue and maintaining the effects of the early relief previously granted (Significant Event Notice of July 19, 2005), in addition to ordering the payment of amounts falling due. On May 8, 2006, CTEEP filed appeals requesting clarification of the decision and amendment of certain aspects thereof.

The decision of the Superior Court of Justice issued on June 19, 2006, declaring that the State Court System has authority to judge the labor claims filed with the Labor Court directly seeking the amounts established by State Law 4819/58, annulled the decision of the 49th Labor Court and ordered that the case be submitted to an administrative court of the State Finance Department. As a result of the decision of the Superior Court of Justice, the amounts established by Law 4819/58 will once again be paid directly by the São Paulo State Finance Department and no longer by Fundação CESP through transfer from CTEEP as occurred in accordance with the decision of the 49th Labor Court of São Paulo, now annulled.

On June 28, 2006, the Superior Court of Justice granted an injunction to suspend the effects of the decision rendered by the same court on the conflict of jurisdiction on June 19, 2006. According to the notification received by CTEEP on June 30, 2006, the decision of the 49th Labor Court, which ordered the payment of pension plan benefits as per Law 4819/58 by Fundação CESP, using cash resources from São Paulo State transferred by CTEEP, shall prevail.

25.3. Situation prevailing as of June 30, 2006

As a result of the aforementioned facts and by force of said decision of the 49th Labor Court, as well as the decision of the Superior Court of Justice, CTEEP passed on to Fundação CESP, in the period from September 14, 2005 to June 30, 2006, the amount of R$ 195,009 thousand for payment of benefits under State Law 4819/58, having received from the State Finance Department the amount of R$ 160,422 thousand for that purpose. The difference between the amount passed on to Fundação CESP and the amount reimbursed by the State Finance Department, in the amount of R$ 34,587 thousand, is being claimed by the Company at the administrative level (Note 4.3). The decision of the 49th Labor Court currently covers 5,461 beneficiaries under State Law 4819/58.

The aforementioned decision of the Regional Labor Court has not yet produced any effects, since an injunction was obtained suspending its effects.

On October 20, 2005, CTEEP received from the State Attorney General a copy of that agency's statement, dated October 6, 2005, regarding the consultation by the State Finance Department on the scope of said court decisions. In this statement, the State Attorney General concludes that the decision of the 49th Labor Court applies subjectively to the State Finance Department, which is the defendant in the claim. Accordingly, the State Attorney General concluded that *"in the current scenario, the State Finance Department is liable for the full reimbursement of the amounts disbursed by CTEEP for compliance with the court decision regarding labor claim No 1145/2005-6, in progress at the 49th Labor Court of São Paulo"*. On the other hand, in the same statement, the State Attorney General concludes that the decision issued by the Regional Labor Court, whose effects are suspended by the injunction obtained as a result of the Claim for Correction, does not fully apply to the State Finance Department, which was removed from the lawsuit at the plaintiff Union's request. In this case, the State Finance Department should, according to the State Attorney General, reimburse CTEEP, observing the strict limits of State Law 4819/58, excluding possible benefits, established by the related regulation, that surpass or that are in conflict with the specific legislation.

25.4. Current Situation

In view of the Significant Event Notices above, the State Attorney General, by Official Letter 01/2006, dated February 10, 2006, and respective Technical Note 01/2006, changed its prior understanding, which was in effect through December 2005 for purposes of transfer of funds to CTEEP to comply with the decision of the 49th Labor Court. According to the current understanding of the State Attorney General, the State Finance Department must disallow certain transfers to CTEEP for purposes of transfer to Fundação CESP to comply with said court decision. The Technical Note estimates that such disallowances, started in January 2006, may total R$ 111,770 thousand this year, considering salaries paid in 2005 and 6,287 beneficiaries.

According to the Significant Event Notices mentioned above, CTEEP continues its efforts to change the decision of the 49th Labor Court so as to return the responsibility for the pension plan benefit payment established by State Law 4819/58 to the State Finance Department. CTEEP also confirms its legal department's understanding that the expenses arising from State Law 4819/58 and respective regulation are the full responsibility of the State Finance Department and is analyzing additional actions to protect the Company's interests. The Company records these disallowances as "accounts receivable – São Paulo State Finance Department".

26. ANNUAL REVENUE ADJUSTMENT

On June 30, 2006, ANEEL published Ratifying Resolution 355, of June 27, 2006, establishing the Company's revenues for the 12-month cycle from July 1, 2006 to June 30, 2007.

Under said Resolution, the Company's Allowed Annual Revenue (RAP), which was R$ 1,327,500 thousand on July 1, 2005, decreased to R$ 1,314,404 thousand on July 1, 2006, a reduction of R$ 13,096 thousand representing 1%.

Revenue effective July 1, 2005	**1,327,500**
Adjustment	(33,074)
Revenue effective June 30, 2006	**1,294,426**
Adjustment based on the IGPM (-0.323225357%)	(4,184)
New work (July 2005 to June 2006)	23,924
PIS/COFINS – Regulatory asset	(62,360)
Adjustment	62,598
Total revenue effective July 1, 2006	**1,314,404**

(Convenience Translation into English from the Original Previously Issued in Portuguese)

27. CASH FLOW

STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30,

(In thousands of Brazilian reais – R$)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from consumers	660,906	603,740
Receipts from others	10,518	21,014
Payments to suppliers	(91,848)	(87,681)
Payments to employees	(174,811)	(160,680)
Taxes and regulatory charges	(173,911)	(176,701)
	230,854	199,692
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(254,523)	(48,611)
CASH FLOWS FROM FINANCING ACTIVITIES		
Income from temporary cash investments	35,442	44,991
Repayment of loans	(17,878)	(28,557)
Interest on capital / dividends	(179,627)	(43,254)
CPMF (tax on banking transactions)	(3,688)	(2,803)
Other	(465)	(558)
	(166,216)	(30,181)
CASH FLOWS FROM NONOPERATING ACTIVITIES		
Agreements - State Finance Department	26,617	25,006
Reimbursements – Law 4819/58	74,471	5,285
Other inflows	523	9,161
Advances – Law 4819/58	(114,075)	(10,044)
Other outflows	-	(6,108)
	(12,464)	23,300
INCREASE (DECREASE) IN CASH	(202,349)	144,200
CHANGE IN CASH		
At beginning of six-month period	684,917	543,990
At end of six-month period	482,568	688,190
	(202,349)	144,200

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

The Company's main source of revenue is the use of its transmission system by electricity concessionaires and industry agents, whose annual tariffs were adjusted based on ANEEL Ratifying Resolution 149, effective through June 30, 2006, and is linked to the basic network and other transmission facilities.

In the second quarter of 2006, gross operating revenue amounted to R$ 345,401 thousand which, after the deduction of direct taxes and charges, resulted in net operating revenues of R$ 304,662 thousand, up 3.3% compared to the R$ 295,056 thousand reported in the same quarter in 2005.

Operating Expenses that may be directly managed by Management, which include personnel, materials, outside services and others, in the amount of R$ 121,444 thousand, represented 39.9% of net operating revenues.

In the second quarter of 2006, gross profit, in the amount of R$ 118,445 thousand, is 3.6% lower than in the second quarter of 2005.

The Company's cash generation, expressed by gross profit plus depreciation, was R$ 160,728 thousand, representing a margin of 52.8% of net operating revenues.

In view of the results achieved in its operating management in the second quarter of 2006, the Company reported a net income of R$ 111,502 thousand, 11.7% lower than in the second quarter of 2005, R$ 126,228 thousand.

OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

In compliance with Corporate Governance practices, we present below the Company's ownership structure, as well as the shareholders holding more than 5% of voting capital.

1. OWNERSHIP STRUCTURE

The Company's main shareholders are:

	06/30/06					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Government of the State of São Paulo And related companies - (control)						
State Finance Department	40,250,110,262	64.34	9,338,856,250	10.77	49,588,966,512	33.22
CESP - Cia. Energética de São Paulo	-	-	2,415,888,838	2.78	2,415,888,838	1.62
Companhia do Metropolitano de São Paulo – METRÔ	-	-	2,252,873,385	2.60	2,252,873,385	1.51
Other	8,777,700	0.01	3,489,444	-	12,267,144	-
	40,258,887,962	64.35	14,011,107,917	16.15	54,269,995,879	36.35
Other - (outstanding shares)						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,522,459,775	53.64	52,683,296,285	35.29
Federal Government	9,556,150,967	15.28	-	-	9,556,150,967	6.40
BNDES Part S.A. BNDESPAR	-	-	2,476,097,206	2.86	2,476,097,206	1.66
Pension plan for Banco do Brasil's employees	296,439,000	0.47	1,348,157,697	1.55	1,644,596,697	1.10
Morgan Stanley Uruguay Ltda.	28,600,000	0.05	1,297,900,000	1.50	1,326,500,000	0.89
Merrill Lynch International	278,400,000	0.44	771,400,000	0.89	1,049,800,000	0.70
LIGHTPAR - Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
L Parisotto Participações Ltda.	-	-	952,401,379	1.10	952,401,379	0.64
PETROS - Petrobras pension plan	-	-	784,409,138	0.90	784,409,138	0.53
The Bank of New York - ADR Department	36,999,000	0.06	74,950,200	0.09	111,949,200	0.07
Directors	-	-	212,710	-	212,710	-
Board of Directors	24	-	23,774	-	23,798	-
Fiscal Council	-	-	-	-	-	-
Other (a).	5,942,349,340	9.50	17,508,062,597	20.19	23,450,411,937	15.71
	22,299,774,841	35.65	72,715,264,276	83.85	95,015,039,117	63.65
	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

	06/30/05					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Government of the State of São Paulo And related companies - (control)						
State Finance Department	38,270,778,120	61.18	14,007,616,079	16.15	52,278,394,199	35.02
Companhia do Metropolitano de São Paulo - METRÔ	1,979,332,142	3.16	-	-	1,979,332,142	1.33
Other	8,777,700	0.01	3,489,444	-	12,267,144	-
	40,258,887,962	64.35	14,011,105,523	16.15	54,269,993,485	36.35
Other - (outstanding shares)						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,626,881,775	53.76	52,787,718,285	35.36
Federal Government	9,556,150,967	15.28	-	-	9,556,150,967	6.40
BNDES Part S.A. BNDESPAR	-	-	2,950,169,191	3.40	2,950,169,191	1.98
Petrobras - pension plan – PETROS	-	-	1,783,709,138	2.06	1,783,709,138	1.19
Pension plan for Banco do Brasil's employees	296,439,000	0.47	1,348,157,697	1.56	1,644,596,697	1.10
Morgan Stanley Uruguai Ltda	28,600,000	0.05	1,324,100,000	1.53	1,352,700,000	0,91
L Parisotto Participações Ltda	-	-	1,031,659,995	1.19	1,031,659,995	0.69
LIGHTPAR - Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
Credit S Fir Bos Eur Limited	218,200,000	0.35	626,758,000	0.72	844,958,000	0.57
The Bank of New York - ADR Department	36,999,000	0.06	75,067,200	0.09	112,066,200	0.07
Directors	-	-	212,710	-	212,710	-
Board of Directors	27	-	23,776	-	23,803	-
Fiscal Council	-	-	-	-	-	-
Other(a)	6,002,549,337	9.59	15,969,337,388	18.41	21,971,886,725	14.72
	22,299,774,841	35.65	72,715,266,670	83.85	95,015,041,511	63.65
	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

(a) Includes shareholders that individually hold shares not exceeding 5% of voting capital.

2. SHARES OF SHAREHOLDERS HOLDING MORE THAN 5% OF VOTING CAPITAL

	06/30/06					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	244,328,120,835	53.99	17,595,501,100	15.68	261,923,621,935	46.38
BNDESPAR	66,878,975,753	14.78	-	-	66,878,975,753	11.84
National Development Fund (FND)	22,810,794,898	5.04	-	-	22,810,794,898	4.04
Fund guaranteeing public-private Partnerships (FGP)	20,000,000,000	4.42	-	-	20,000,000,000	3,54
Other	98,493,872,064	21.77	94,641,986,275	84.32	193,135,858,339	34.20
	452,511,763,550	100.00	112,237,487,375	100.00	564,749,250,925	100.00
BNDES Part S.A. – BNDESPAR						
National Bank for Economic and Social Development (BNDES)	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00

	06/30/05					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	264,328,120,835	58.41	17,595,501,100	15.68	281,923,621,935	49.92
BNDESPAR	67,516,953,798	14.92	346,083,390	0.31	67,863,037,188	12.02
National Development Fund (FND)	22,810,794,898	5.04	-	-	22,810,794,898	4.04
Other	97,855,894,019	21.63	94,295,902,885	84.01	192,151,796,904	34.02
	452,511,763,550	100.00	112,237,487,375	100.00	564,749,250,925	100.00
BNDESPAR						
National Bank for Economic and Social Development (BNDES)	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00